Exhibit 12.1

VWR FUNDING INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions)	Year Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) before income taxes	$11.9	$88.1	$49.5	$(39.6)	$(450.1)
Add: Fixed charges	214.4	214.4	214.9	238.2	301.1

Earnings, as defined	$226.3	$302.5	$264.4	$198.6	$(149.0)

Fixed charges:
Interest expense	$201.8	$202.4	$204.6	$226.8	$289.6
One-third rental expense	12.6	12.0	10.3	11.4	11.5

Total fixed charges	$214.4	$214.4	$214.9	$238.2	$301.1

Ratio of earnings to fixed charges(1)	1.1	1.4	1.2	—	—

(1)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2009 and 2008 by $39.6 million and $450.1 million, respectively.

For purposes of calculating the ratio of earnings to fixed charges, (i) earnings is defined as income (loss) before income taxes plus fixed charges, and (ii) fixed charges is defined as interest expense (including amortization of debt issuance costs) and one-third of rental expense (which we believe is representative of the interest component of operating lease rent expense).